SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated June 27, 2025.

Buenos Aires, June 27, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref: Changes in the First Level Organizational Structure of YPF S.A.

Ladies and Gentleman:

We are hereby writing to you in compliance the requirements of Article 8, Chapter III, Title II of the CNV Rules, and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we inform you that the Board of Directors of YPF S.A., in its meeting held on June 27, has appointed Mr. Juan José Mata to serve as Chief Audit Officer, as of July 14, 2025. We also inform that Mr. Javier Fevre will continue to serve within the team, reporting to the Chief Audit Officer.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 27, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer